September 16, 2013
Via EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-5549

Re:	Maxwell Technologies, Inc.
Form 10-K for the year ended December 31, 2012
Filed August 1, 2013
File No. 1-15477

Dear Mr. Vaughn:
On behalf of Maxwell Technologies, Inc. (the “Company”), this letter responds to the comments to the above-referenced filing set forth in your letter dated August 29, 2013. For ease of reference, we have reproduced the comments set forth in your letter, followed by our response.

Report of Independent Registered Public Accounting Firm, page 51

1.
We note that you have restated your financial statements for the year ended December 31, 2011 for the correction of errors relating to your revenue recognition. Please have your auditor address how it considered paragraph 9 of PCAOB Auditing Standard No. 6 and why it ultimately concluded reference to the restatement in the audit report was not required.

RESPONSE:

The original audit of the financial statements for the year ended December 31, 2011 was carried out by the predecessor auditor whose opinion was withdrawn in an 8-K dated March 19, 2013 in which they stated those financial statements may no longer be relied upon.

Our current auditor, BDO USA LLP (“BDO), was engaged as our independent registered public accounting firm in connection with the audit of the financial statements contained in our annual report on Form 10-K for the year ended December 31, 2012, filed on August 1, 2013.

In that Form 10-K BDO issued an opinion on all years contained therein that were already presented on a consistent basis. BDO did not previously issue a report on the financial statements for the year ended December 31, 2011, and has informed us that they concluded that paragraph 9 of PCAOB Auditing Standard No. 6 did not require reference to the restatement. This was because

Mr. Kevin L. Vaughn
September 16, 2013

the objectives of AS 6 had already been met since the prior statements had already been withdrawn by the predecessor and the reissued statements had been reaudited and presented on a consistent basis.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct your questions or additional comments to my attention at (858.503.3348). Thank you for your assistance.
Very truly yours,
/s/ Kevin S. Royal
Kevin S. Royal
Chief Financial Officer